SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             EPL Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $ .001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  268920204000
                                  ------------
                                 (CUSIP Number)

                              Ian R. Nelson, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 6, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 13 pages
                        Exhibit Index appears on page 12

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
CUSIP No. 268920204000

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    G.H.M., INC. 13-3104199
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)
      (b) SEE ITEM 5
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK
-------------------------------------------------------------------------------
                                 7)   SOLE VOTING POWER
      NUMBER                          5,020,487.5
      OF                       ------------------------------------------------
      SHARES                     8)   SHARED VOTING POWER
      BENEFICIALLY                    0 (See Item 5)
      OWNED BY                 ------------------------------------------------
      EACH                       9)   SOLE DISPOSITIVE POWER
      REPORTING                       5,020,487.5
      PERSON                   ------------------------------------------------
      WITH                      10)  SHARED DISPOSITIVE POWER
                                     0 (See Item 5)
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,020,487.5 (See Item 5)
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.60%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
CUSIP No. 268920204000
1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     JOSEPH GIAMANCO
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)
       (b) SEE ITEM 5
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER
      NUMBER                      3,534,676.5
      OF                   ----------------------------------------------------
      SHARES                 8)   SHARED VOTING POWER
      BENEFICIALLY                5,020,487.5 (See Item 5)
      OWNED BY             ----------------------------------------------------
      EACH                   9)   SOLE DISPOSITIVE POWER
      REPORTING                   3,534,676.5
      PERSON               ----------------------------------------------------
      WITH                  10)   SHARED DISPOSITIVE POWER
                                  5,020,487.5 (See Item 5)
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,534,676.5 (See Item 5)

-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|X|

-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.48%

-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
CUSIP No. 268920204000
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    RONALD J. MENELLO
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)
      (b) SEE ITEM 5
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
      NUMBER                       0
      OF                     --------------------------------------------------
      SHARES                  8)   SHARED VOTING POWER
      BENEFICIALLY                 5,020,487.5 (See Item 5)
      OWNED BY               --------------------------------------------------
      EACH                    9)   SOLE DISPOSITIVE POWER
      REPORTING                    0
      PERSON                 --------------------------------------------------
      WITH                   10)   SHARED DISPOSITIVE POWER
                                   5,020,487.5 (See Item 5)
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item
     5)
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|X|
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.00%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
CUSIP No. 268920204000
1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     GARY A. HERMAN
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)
       (b) SEE ITEM 5
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
      NUMBER                       15,000
      OF                     --------------------------------------------------
      SHARES                  8)   SHARED VOTING POWER
      BENEFICIALLY                 5,020,487.5 (See Item 5)
      OWNED BY               --------------------------------------------------
      EACH                    9)   SOLE DISPOSITIVE POWER
      REPORTING                     15,000
      PERSON                 --------------------------------------------------
      WITH                   10)   SHARED DISPOSITIVE POWER
                                   5,020,487.5 (See Item 5)
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See
     Item 5)
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |X|
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON IN
-------------------------------------------------------------------------------

                         Amendment No. 3 to Schedule 13D


Item 1.     Security and Issuer.

            This Amendment No. 3 (the "Amendment No. 3") amends the Schedule 13D dated December 16, 1999 (the "Schedule 13D"), filed by G.H.M., Inc. ("G.H.M.") and other Filing Persons named therein relating to the Common Stock, $.001 par value (the "Common Stock"), of EPL Technologies, Inc., a Colorado corporation ("EPL"), as amended. Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5 of Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

            (a) Following the transactions reflected in Item 5(c) of this
Schedule 13D, the Reporting Persons beneficially own an aggregate of 8,570,164 shares of Common Stock, representing approximately 18.80% of the Common Stock outstanding. G.H.M. owns 5,020,487.5 of such shares, representing approximately 10.60% of the Common Stock outstanding, which number of shares includes immediately exercisable five-year warrants to purchase 1,650,000 shares at an exercise price of $0.5170 per share. Joseph Giamanco owns 3,534,676.5 of such shares, representing approximately 7.48% of the Common Stock outstanding, which number of shares includes immediately exercisable five-year warrants to purchase 1,650,000 shares at an exercise price of $0.5170 per share. Gary A. Herman owns 15,000 of such shares, representing approximately .03% of the Common Stock outstanding.

            (b) By reason of his position as president and chief executive officer of G.H.M., and his 52% ownership interest in G.H.M., Joseph Giamanco may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. By reason of his position as senior vice president of G.H.M, and his 24% ownership interest in G.H.M., Ronald J. Menello may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. By reason of his position as senior vice president of G.H.M. and his 24% ownership interest in G.H.M., Gary A. Herman may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) G.H.M., Inc., disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco and Gary A. Herman, (ii) Joseph Giamanco disclaims beneficial ownership of all shares of Common Stock beneficially owned by Gary A. Herman, and G.H.M., except to the extent of Mr. Giamanco's actual economic interest in G.H.M., (iii) Ronald J. Menello disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Gary A. Herman and G.H.M., except to the extent of Mr. Menello's actual economic interest in G.H.M., and (iv) Gary A. Herman disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco and G.H.M., except to the extent of Mr. Herman's actual economic interest in G.H.M.

            (c) Except for the following transactions, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

            (1) On December 6, 2002, Mr. Giamanco sold in an open-market transaction 742,736 shares of Common Stock for a price of $0.01 per share.

            (2) On December 6, 2002, Mr. Menello sold in an open-market transaction 20,000 shares of Common Stock for a price of $0.01 per share.

            (d) Not applicable.

            (e) Not applicable.

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 19, 2003

                              G.H.M., INC.

                              By: Joseph Giamanco, as President of G.H.M., Inc.

                              /s/ Joseph Giamanco
                              ---------------------
                              Name: Joseph Giamanco



                              /s/ Joseph Giamanco
                              ---------------------
                              Name: Joseph Giamanco



                              /s/ Ronald J. Menello
                              ---------------------
                              Name:  Ronald J. Menello



                              /s/ Gary A. Herman
                              ---------------------
                              Name: Gary A. Herman

SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS


            The name and present principal occupation or employment of each of the executive officers and directors of G.H.M., Inc., are set forth below. The principal business address of each of the sole director and the officers of G.H.M., Inc., named below is c/o G.H.M., Inc., 74 Trinity Place, New York, New York 10006.

                                  G.H.M., Inc.
                                  ------------

Name and                          Present Principal
--------                          -----------------
Positions Held                    Occupation or Employment
--------------                    ------------------------


Joseph Giamanco                   President, CEO of G.H.M., Inc.
President, CEO and
Director


Ronald J. Menello                 Senior Vice President of G.H.M., Inc.


Gary A. Herman                    Senior Vice President of G.H.M., Inc.